

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Thomas Kinney
Chief Executive Officer
TK Star Design
220 Dupont Avenue
Newburgh, NY 12540

Re: **TK Star Design**
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-156457

Dear Mr. Kinney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1. Please tell us when you intend to file your Form 10-K for the year ended December 31, 2008 and the Form 10-Qs for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, respectively. Please note that upon filing these periodic reports we may have additional comments.

2. We note that you discuss equipment sales on your website. Please advise why you do not discuss equipment sales in your periodic reports.

Cover Page

3. Please note that the Cover Page to Form 10-K includes a paragraph on Interactive Data Files. Please revise accordingly.

Risk Factors, page 5

Thomas P. Kinney, our chief executive officer…, page 5

4. We note your statement that you "were delinquent in filing all of your periodic reports…" Please revise this statement to clarify that you have not filed these periodic reports and are still delinquent.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview

5. Please revise the introductory section to provide an overview that identifies the most important themes or other significant matters with which management is concerned when evaluating the company's financial condition and operations results.

Operations, page 12

6. Please expand your discussion of results of operations to address the period to period changes in results and to identify the underlying drivers. For example, please disclose the factors that contributed to the almost 50% increase in revenues year over year. Also, please disclose why compensation expense increased almost 100% year over year.

Liquidity, page 13

7. Please revise this disclosure to discuss your current working capital deficiency and how you plan to address this deficiency over the next 12 months.

Controls and Procedures, page 16

Management's Annual Report on Internal Control Over Financial Reporting, page 16

8. We note that your annual report states that "management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company." Pursuant to Item 308T, you are also required to (i) identify the framework used to evaluate the effectiveness of your internal control over financial reporting; (ii) assess the effectiveness of your internal control over financial reporting; and (iii) provide a statement that your independent auditor was not required to deliver an attestation report pursuant to 308T. Please revise accordingly.

Evaluation of Disclosure Controls and Procedures

9. We note that you reference the definition of "disclosure controls and procedures" in Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c). Please note that for purposes of Item 307 of Regulation S-K "disclosure control and procedures" are defined in Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e). Please revise accordingly. In addition, please state whether your controls and procedures are "designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure".

Directors, Executive Officers and Corporate Governance, page 17

10. Pursuant to Item 401(e) of Regulation S-K, please briefly discuss the specific experience, qualifications, attributes or skills that led you to conclude that Mr. Kinney and Mr. Kowalsky should serve as directors.

11. Pursuant to Item 406 of Regulation S-K, please disclose whether you have adopted a code of ethics that applies to your principal executive officer and principal financial officer. If not, please explain why you have not adopted such a policy.

Exhibits and Financial Statement Schedules, page 20

12. Please revise your exhibit index to include all of the exhibits required by Item 601 of Regulation S-K to be included in your Form 10-K. Please note that you may incorporate by reference previously filed exhibits rather than refiling such exhibits.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 13

13. Pursuant to Item 308T, you are required to (i) state that management is responsible for establishing and maintaining adequate internal control over financial reporting; (ii) identify the framework used to evaluate the effectiveness of your internal control over financial reporting; (iii) assess the effectiveness of your internal control over financial reporting; and (iv) provide a statement that your independent auditor was not required to deliver an attestation report pursuant to 308T. Please revise accordingly.

Form 10-Q for the Quarter Ended June 30, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 14

14. Pursuant to Item 308T, you are required to (i) state that management is responsible for establishing and maintaining adequate internal control over financial reporting; (ii) identify the framework used to evaluate the effectiveness of your internal control over financial reporting; (iii) assess the effectiveness of your internal control over financial reporting; and (iv) provide a statement that your independent auditor was not required to deliver an attestation report pursuant to 308T. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, accountant, at (202) 551-4965 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director